UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 26, 2015		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES (the “Plan”) and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

MEADEN & MOORE, LTD.

Certified Public Accountants

June 26, 2015

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	December 31,
	2014	2013
ASSETS
Receivable - Employer Contributions	$108,244	$99,015
Notes Receivable from Participants	95,893	131,281

Total Receivables	204,137	230,296

Investments:
Plan’s Interest in Master Trust Assets at Fair Value	8,642,463	8,063,952

Total Investments	8,642,463	8,063,952

Total Assets	8,846,600	8,294,248

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	8,846,600	8,294,248
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(9,842)	(4,976)

Net Assets Available for Benefits	$8,836,758	$8,289,272

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	Year ended December 31,
	2014	2013
Contributions:
Employer	$224,365	$391,912
Employee	501,324	573,706
Rollover	243,201	—

Total Contributions	968,890	965,618

Investment Income:
Interest Income	5,495	4,559
Plan’s Interest in Master Trust Net Investment Gain	415,475	1,290,896

Total Investment Income	420,970	1,295,455

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	1,720,395	820,799
Administrative Expenses	9,997	8,775

Total Deductions	1,730,392	829,574

Net Increase Before Net Assets Transferred	(340,532)	1,431,499
Net Assets Transferred From Other Qualified Plans	888,018	(19,884)

Net Increase in Net Assets	547,486	1,411,615
Net Assets Available for Benefits at Beginning of Year	8,289,272	6,877,657

Net Assets Available for Benefits at End of Year	$8,836,758	$8,289,272

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

1.	Description of Plan

The following description of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all union employees at the Boston, Canton, Medina (through March 31, 2014), Middletown (through July 31, 2014) and Chilton facilities of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington is the Plan Sponsor.

The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan and the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan.

Eligibility:

Union employees at the Boston, Medina and Middletown facilities who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Union employees at the Chilton facility are eligible to participate in the Plan after satisfying the applicable probationary period.

Contributions:

Employee Contribution - Cash or Deferred Option 401(k) - Participants at the Chilton facility may defer up to 60% of their compensation to be contributed to the Plan. Participants at the Medina and Middletown facility may defer up to 90% of their compensation to be contributed to the Plan. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

In lieu of requiring employees to complete an enrollment designation, effective January 1, 2012, participants at the Medina Facility will be subject to an automatic enrollment arrangement whereby 2% of their compensation will be automatically contributed to the Plan. This automatic enrollment arrangement can be changed or revoked at the election of the employee.

Employer Matching Contributions - The participants at the Chilton and Medina facilities receive matching contributions equal to 25% of their Section 401(k) contributions up to 8% of their compensation. The participants at the Middletown facility receive matching contributions equal to 50% of their section 401(k) contributions up to 4% of their compensation.

Monthly Company Contributions - There are no monthly Company contributions for the participants at the Chilton facility.

Annual Company Contributions - The participants at the Chilton facility receive the following annual contributions:

For workers employed at September 17, 2004:

1% of pay each year for ages up to and including age 44.

2% of pay each year for ages 45 through 54.

4% of pay each year for ages 55 through 59.

8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

Employees receive an annual contribution of 1% of pay regardless of age. This contribution is discretionary by the Company for employees of the Medina and Middletown facilities.

Participant Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions (as applicable), annual Company contributions (as applicable), and earnings and losses thereon.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Effective December 6, 2012, future contributions to the Worthington Industries, Inc. Common Stock fund are limited to not more than 25% of the total contributions made by or for a participant to the Plan. A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. Common Stock fund if the participant’s investment in the fund equals or exceeds 25% of such person’s total accounts.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. In addition, if an active participant dies prior to attaining his normal retirement age, or becomes totally and permanently disabled prior to a break-in-service, his vesting percentage shall be 100%.

Effective January 1, 2009, employer matching and annual contributions are vested 100% upon 3 or more years of service for all participants.

Forfeitures:

Non-vested account balances are forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Plan Sponsor.

During 2013, the Company discovered that for the period commencing on or after January 1, 2009, forfeitures were held in unallocated suspense accounts and have not been used to reduce subsequent matching contributions or employer contributions, as required by the provisions of the Plan. The Company disclosed this error to the IRS through a Voluntary Compliance Program (“VCP”) filing in February 2014. In its VCP filing, the Company proposed to remedy the error by permitting the amounts held in the forfeiture accounts of the Current Collectively Bargained Plan be used to reduce all subsequent employer and matching contributions made by a participating employer until the entire value of the forfeiture accounts is reduced to zero. Thereafter, the forfeiture account held in the Current Collectively Bargained Plan will be used to offset subsequent matching and employer contributions no less frequently than annually. The IRS approved the Company’s proposed correction in May 2014.

The Company used forfeitures totaling $70,487 to offset Company contributions in 2014. There were no forfeitures used to reduce Company contributions or pay reasonable expenses during 2013. At December 31, 2014 and 2013, forfeited non-vested accounts were $84,484 and $145,142, respectively.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65. Early retirement age is 62 for the participants at the Chilton facility.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may receive a lump-sum amount equal to the value of his or her account. Chilton participants may receive a lump-sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices. Fair value of the common collective trust (“CCT”) is determined by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. Fair value of investments in wrapper contracts within the CCT are measured using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities. The primary goal of the CCT is to seek current income while maintaining stability of invested principal. The CCT is invested and reinvested primarily in a diversified portfolio of fixed-income instruments which may include traditional and separate account guaranteed investment contracts (obligations of creditworthy life insurance companies), corporate investment contracts, synthetic GICs (high-quality debt securities including mortgage-backed, commercial mortgage- backed, asset-backed and corporate securities held by the CCT within contracts that are intended to minimize market volatility), variable rate GICs, repurchase agreements, US treasury and agency securities, and cash and cash equivalents, including certificates of deposit and money market instruments. The CCT may also invest in a collective fund or group trust (including but not limited to one maintained by The Bank of New York Mellon or its affiliate) that invests in such fixed income instruments. No investment contract in which the CCT invests will have a duration of more than six years from the date of issuance. The CCT will operate with a weighted average duration selected by The Bank of New York Mellon, in its capacity as Trustee of the fund from time to time, but such weighted average duration generally will average between 1.0 and 3.0 years. Participants may purchase or redeem units of the CCT for cash or securities based on the unit value determined as of the valuation date. Unit value is generally determined each business day of the year. All participants have a proportionate undivided interest in the net assets of the CCT.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees of the Plan.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the Statements of Changes in Net Assets Available for Benefits.

Effective February 28, 2014, the Plan was amended, allowing the assets of the ProCoil Company, LLC Retirement Savings Plan (the “ProCoil Plan”) held for the benefit of certain collectively bargained employees to be transferred to the Plan. The assets of the ProCoil Plan with a fair value of $1,168,637 became assets of the Plan as of February 28, 2014.

3.	Tax Status

The Plan received a determination letter from the IRS dated January 27, 2012, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 2% at December 31, 2014 and 2013, respectively. Each participating retirement plan has a specific interest in the Master Trust. Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments of Master Trust at Fair Value:

	2014	2013
Mutual Funds	$400,355,108	$341,953,634
Common Collective Trust	39,278,913	39,456,807
Worthington Industries, Inc. Common Stock	48,883,233	66,354,844

Total	$488,517,254	$447,765,285

Investment Income for the Master Trust:

	2014	2013
Interest and Dividend Income	$20,030,437	$10,575,395
Net Appreciation in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	4,994,341	52,643,467
Worthington Industries, Inc. Common Stock	(18,398,164)	26,275,269

Total	$6,626,614	$89,494,131

At December 31, 2014 and 2013 the Master Trust held 1,624,413 and 1,576,777 common shares of Worthington, respectively. The Master Trust received cash dividends from Worthington of $965,031 and $444,246 for the years ended December 31, 2014 and 2013, respectively.

Investments of the Plan that represented more than 5% of the net assets of the Plan at December 31, 2014 and 2013 were as follows:

	2014	2013
Fidelity Freedom 2020 Fund	$1,143,638	$1,146,189
Mellon Stable Value	979,025	1,097,907
Dodge & Cox Stock Fund	796,219	722,784
Fidelity Freedom 2025 Fund	585,908	710,678
Harbor Capital Appreciation R Fund	838,689	608,154
Fidelity Freedom 2030 Fund	551,580	492,788
Spartan US Equity Fund	516,488	N/A

5.	Benefit-Responsive Contracts

The Plan holds a stable value investment contract (the “portfolio”) with the Trustee. The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed for resetting on at least a semi-annual basis. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Mellon Stable Value Fund

	December 31,
	2014	2013
Investments at Fair Value	$988,867	$1,102,883
Adjustments to Contract Value	(9,842)	(4,976)

Investments at Contract Value	$979,025	$1,097,907

Average Yield on Actual Earnings	1.50%	1.44%
Crediting Interest Rate	1.26%	1.18%

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Fair Value

As defined in current authoritative accounting guidance, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2014:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$401,606	$401,606	$—	$—
Fixed Income Funds	265,384	265,384	—	—
Growth Funds	2,452,855	2,452,855	—	—
Index Funds	938,501	938,501	—	—
Lifecycle Funds	3,431,786	3,431,786	—	—

Total Mutual Funds	7,490,132	7,490,132	—	—
Common Collective Trust	988,867	—	988,867	—
Worthington Industries, Inc. Common Stock	163,464	163,464	—	—

Total	$8,642,463	$7,653,596	$988,867	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2013:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$389,405	$389,405	$—	$—
Fixed Income Funds	227,292	227,292	—	—
Growth Funds	2,146,016	2,146,016	—	—
Index Funds	313,263	313,263	—	—
Lifecycle Funds	3,598,663	3,598,663	—	—

Total Mutual Funds	6,674,639	6,674,639	—	—
Common Collective Trust	1,102,883	—	1,102,883	—
Worthington Industries, Inc. Common Stock	286,430	286,430	—	—

Total	$8,063,952	$6,961,069	$1,102,883	$—

9.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610, Plan Number 003

December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$8,642,463

*	Participant Loans	Interest Rates Ranging From 2.00% to 9.25%	N/A	95,893

				$8,738,356

*	Party-in-Interest to the Plan